HeadFarm

Where Careers Take Root

Problem

HeadFarm



Finding the right employee can be a daunting task.

Matching job candidates' experience, cultural fit, and skill-set to the needs of an organization is a challenge.

For job seekers, locating the ideal role is just as painful.

Solution: For Employers

HeadFarm

With the HeadFarm platform, we plan to offer a range of features to simplify the process and help companies find great employees.

Post job openings

Browse through a pool of qualified candidates

Make informed hiring decisions based on the skills and experience of potential candidates

Solution: For Job Seekers

HeadFarm

Job seekers will be able to apply for jobs directly through the HeadFarm platform.

- Create a profile highlighting their skills and experience
- Search for job opportunities that match their criteria
- Matches their profile with potential employers



Market Opportunity

HeadFarm

The global online recruitment platform market was estimated at $43 billion in 2022.



- Expected to reach $102 billion by 2030
- Projected CAGR of more than 11%

Source: researchandmarkets.com

Business Model



Commission-based business model for employers:

Charge a percentage of the employee’s first year salary

Free for job seekers plus charge for a la carte services:

Help with resumes and cover letters

Team



Carolyn Price

Manager

- Senior Investment Analyst, KingsCrowd
- Founding Team Member, Rentearn
- Co-founder & COO NRICH Invest
- B.A. Wellesley College, Economics and Political Science

Team



Bharath Karani

INFOSYS | Hyderabad – Associate Software Engineer

TECHNICAL SKILLS:

- Programming Languages: java
- Database: MySQL, MongoDB
- Web Technologies: JavaScript, HTML5, CSS3
- Programming Editors: Sublime Text, Visual Studio Code, Eclipse
- Operating Systems: MacOS, Linux